United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 5, 2011
Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On August 5, 2011, MGE Energy, Inc. (the Company) issued a press release announcing its second-quarter 2011 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired: None
(b)   Pro forma financial information: None
(c)   Shell company transactions: None
(d)   Exhibits.

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on August 5, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: August 5, 2011   /s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated August 5, 2011

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on August 5, 2011.

EXHIBIT 99.1

News

MGE Energy Reports Second-Quarter Earnings

Madison, Wis., Aug. 5, 2011—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended June 30, 2011, of $12.7 million or 55 cents per share, compared to $11.6 million or 50 cents per share for the same period in the prior year.

During the second quarter of 2011, the company experienced a 16.9% increase in gas sales reflecting higher customer demand, primarily due to colder weather in April. The average temperature in April 2011 was 46.0 degrees compared to 52.5 degrees in April 2010, or 12% colder. In addition, the Elm Road Unit 2 entered commercial operation in January 2011.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 139,000 customers in Dane County, Wis., and purchases and distributes natural gas to 143,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy, Inc.
(*In thousands, except per-share amounts*)
(Unaudited)

Three Months Ended June 30,	2011	2010
Operating revenue	$117,259	$109,082
Operating income	$23,197	$20,122
Net income	$12,723	$11,552
Earnings per share (basic and diluted)	$0.55	$0.50
Weighted average shares outstanding (basic and diluted)	23,114	23,114

Six Months Ended June 30,	2011	2010
Operating revenue	$281,864	$268,725
Operating income	$54,095	$41,897
Net income	$30,506	$25,812
Earnings per share (basic and diluted)	$1.32	$1.12
Weighted average shares outstanding (basic and diluted)	23,114	23,114

Contact:
Margaret Collins
Manager - Corporate Communications
608-252-7088 | mcollins@mge.com